October 24, 2011

Filed as Edgar Correspondence

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ascent Capital Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 14, 2011
File No. 001-34176

Dear Mr. Spirgel:

This letter is submitted by Ascent Capital Group, Inc. (“we” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) in its letter to the Company dated October 11, 2011 (the “Comment Letter”), which requested a response from the Company relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold italicized text, each of which is followed by the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Valuation of Subscriber Accounts, page 39

1.              We note your response to comment one from our letter dated September 20, 2011. You state that upon completion of your evaluation of the useful life of Monitronics’ subscriber accounts, you began evaluating subscriber accounts in two pools. Your basis for grouping these long-lived assets is not clear to us. In this regard, please tell us how you have concluded, in accordance with ASC 360-10-35-23, that the these two pools represent the lowest levels for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Tell us how you considered the fact that you are able to analyze attrition of your subscriber accounts based upon each year of contract origination.

Response:

In general, services provided to each subscriber account are exactly the same.  The costs incurred to provide service to our customers are not separable at the account level, and therefore, cash flows are only identifiable when looking at the entire population of subscriber accounts.  As a result, for purposes of recognizing and measuring impairment losses in accordance with ASC 360-10-35-23, the entire population of subscriber accounts is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

Our books and records provide 17 years of subscriber account data detailing contract origination and termination dates.  This data allows us to analyze historical attrition based on the age of the contract (i.e. attrition percentage experienced in year 1, year 2, year 3, etc. of the subscriber account lives).  The data shows that contracts originated in different years have experienced very consistent attrition performance throughout their life cycle.  Based on this attrition data we have developed an attrition curve that provides us with a basis to reasonably estimate future attrition on subscriber accounts.  This attrition curve is consistent with the 15-year 220% declining balance amortization curve which we use for new subscriber purchases.  See comparison of the curves at Exhibit I.

Given the fact the subscriber accounts acquired in the Monitronics acquisition were made up of subscriber accounts with varying contract origination dates, the attrition curve for this group of accounts is expected to vary from that of the 15-year 220% declining balance method.  As a result, we amortize this subscriber account pool based on a composite attrition curve using the same historical attrition curve but reflecting where accounts were in their life cycle on December 17, 2010, the date of the Monitronics acquisition.    This composite attrition curve is consistent with the 14-year 235% declining balance amortization curve.  See comparison of the curves at Exhibit II.

2.              We refer to the subscriber accounts acquired prior to your acquisition of Monitronics and note that based upon your evaluation of the useful life of these accounts, you changed the amortization methodology from a 10-year, 135% declining balance to a 14-year, 235% declining balance method. Please tell us about the material assumptions that contributed to this change and describe those factors you considered to be most important in your decision. Please include an analysis of the age of the contracts included in this pool.

Response:

For purposes of determining the appropriate amortization method, we considered subscriber attrition and the related average life of subscriber accounts, as more fully described above.  The 10-year 135% declining balance method was implemented in 2003, when Monitronics was less than 10 years old, based on attrition and average subscriber account life data available to Monitronics at that time.  In connection with purchase accounting, the Company used current statistical data on attrition and average subscriber account life in our assumptions for determining the fair value of subscriber accounts acquired in the Monitronics acquisition and the amortization method.  The attrition curve related to this data is consistent with the 14-year 235% declining balance amortization curve and provides  a better matching of amortization expense to expected cash flows as compared to the 10-year 135% declining balance method.

The following table details the age of subscriber accounts acquired in the Monitronics acquisition as of December 17, 2010:

Contract Age	% of Contracts
Years 1 - 3	54%
Years 4 - 6	21%
Years 7 - 10	17%
Over 10 years	8%
Total	100%

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies

Subscriber Accounts, page 51

3.              We note your response to comment two from our letter dated September 20, 2011. Please include the estimated amortization expense for each of the succeeding five fiscal years in your next Form 10-Q report and confirm that you will do so.

Response:

We will include the estimated amortization expense for each of the succeeding five fiscal years in our Form 10-Q for the period ended September 30, 2011.

Revenue Recognition, page 53

4.              We note your response to comment three from our letter dated September 20, 2011. Please include the revised revenue recognition disclosures in your next Form 10-Q report and confirm that you will do so.

Response:

We will include the following revenue recognition disclosure in our Form 10-Q for the period ended September 30, 2011, which reflects the same disclosure provided to the Staff in our letter dated September 20, 2011, except as noted in italics. The purpose of the change is to reflect the fact that some contracts are terminated before the expiration of the original contract terms.

Revenue Recognition

Revenue is generated from security alarm monitoring and related services.  Revenue related to alarm monitoring services is recognized ratably over the life of the contract.  Revenue related to maintenance and other services is recognized as the services are rendered.  Deferred revenue includes payments for monitoring services to be provided in future periods.

*   *   *   *

The Company acknowledges that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The Company respectfully believes this letter addresses the Staff’s comments in the Comment letter.  If you desire further information, please do not hesitate to contact the undersigned by letter or by telephone at 972-277-3623.

Sincerely,

/s/ Michael Meyers

Senior Vice President and Chief Financial Officer

CC:	William R. Fitzgerald
William Niles
Renee Wilm

Exhibit I

New Subscribers Curve Analysis

Exhibit II

Acquired Subscribers Curve Analysis